Annual and Special Meeting of Holders of Common Shares of Talisman Energy Inc.
April 30, 2008

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations (Section 11.3)

General Business

1(a) Ballot on the nominees for election as directors:

	Outcome of Vote	
	For	**Withheld**
Douglas D. Baldwin	694,934,139 99.69%	2,187,940 0.31%
William R.P. Dalton	690,626,922 99.07%	6,495,087 0.93%
Kevin S. Dunne	694,789,282 99.67%	2,332,797 0.33%
John A. Manzoni	694,899,999 99.68%	2,222,080 0.32%
Lawrence G. Tapp	694,909,856 99.68%	2,212,223 0.32%
Stella M. Thompson	691,447,303 99.19%	5,674,776 0.81%
John D. Watson	694,822,501 99.67%	2,299,578 0.33%
Robert G. Welty	694,957,404 99.69%	2,164,675 0.31%
Charles R. Williamson	688,925,638 98.82%	8,196,441 1.18%
Charles W. Wilson	694,621,597 99.64%	2,500,482 0.36%

1(b) Motion to elect the nominees as directors:

Outcome of Vote
Carried[1]

2 The appointment of Ernst & Young LLP, Chartered Accountants as auditor:

Outcome of Vote
Carried[1]

Special Business

3 Ballot for the Continuation and Amendment of the Shareholder Rights Plan:

Outcome of Vote	
For	**Against**
606,712,290	54,907,876
91.70%	8.30%

Footnote:

1 Vote conducted by a show of hands.